SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21° andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the proposal to group the shares of the Company” dated on February 21, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the proposal to group the shares of the Company

February 21, 2005 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; February 21, 2005) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP), in compliance with CVM Instruction #358 of January 03, 2002, hereby informs that on the meeting held on February 21, 2005, the Board of Directors took the following resolutions:

I.	To submit to the Extraordinary General Shareholders’ Meeting, to be called on in due time, the proposal to group the total number of shares representative of the capital stock of the Company, in accordance with the established on the article 12 of the Law # 6404 dated as of December 15, 2976, under the following conditions:

1)	The current 493,592,279,341 shares representative of the capital stock, from which 165,320,206,602 are common and 328,272,072,739 are preferred, will be grouped in the proportion of 1,000 (one thousand) shares to 1 (one) share of the respective class.

2)	The holders of shares, of any class, which do not have multiples of 1,000 (one thousand) shares will be able to adjust their shareholder positions during the adjustment period of 30 (thirty) days to be announced through the Notice to the Shareholders. At the end of the adjustment period, the eventual fractions of shares resulting of the grouping will be sold in an auction to be held at the São Paulo Stock Exchange—Bovespa. The resulting values of the auction will be made available for each shareholder after the financial compensation of the shares sold in the auction. In case that it is not possible to identify the account to make the deposit, said amounts will remain at the shareholders’ disposal.

3)	Once the adjustment period mentioned in item 1) above is finished, the shares representative of the capital stock of the Company will be traded grouped and on a unitary quotation exclusively.

4)	If the proposal is approved by the shareholders, the article 5 of the Company’s Bylaws, which deals with the capital stock, will be modified to reflect the new composition of the capital stock.

5)	Each American Depositary Receipt – ADR, that currently represents 1,000 (one thousand) preferred shares of the Company, will then represent 1 (one) preferred share. Therefore, there will not be resulting fractions in the ADR program.

The grouping, which will not imply a modification in the amount of the capital stock, has as its objective the standardization of the quotation unit of the shares, both in the domestic and international markets (Bovespa and New York Stock Exchange – NYSE), to reduce administrative and operational costs for the maintenance and processing of the shareholder base, to grant greater visibility to the shares by means of adopting the trading per share, and to provide better quality of information and communication to the shareholders of the Company.

If the proposal for the grouping of shares is approved by the Extraordinary General Shareholders’ Meeting, a Notice to the Shareholders will be published containing all the necessary information, so that the shareholders, on their own free will, may adjust their shareholder positions into lots multiple of 1,000 (one thousand) shares.

II.	To authorize the purchase of shares issued by the Company to remain in treasury or for future cancellation, in the terms of CVM Instruction #10/80 and the item XIII of the article 17 of the Company’s bylaws, under the following conditions:

1)	Objective: to allow the participation of the Company in the auction of fractions, grouped into shares, that will result of the grouping process, in order to pay the shareholders, in case the need for it arises for the fulfillment of the auction.

2)	Quantity of shares to be purchased: up to the total number of shares originated in fractions resulting from the grouping, observing the limit of 10% of the outstanding shares of each class, in accordance with the current legislation.

3)	Maximum period for the purchase: the total number of shares formed by the fractions originated in the grouping to be purchased in the auction to be held at Bovespa.

4)	Number of outstanding shares: according to CVM Instruction #10/80, the number of outstanding shares in the market is 25,279,346,129 common shares and 36,452,510,659 preferred shares.

5)	Broker agents: ABN AMRO Real corretora de Câmbio Valores Mobiliários S/A, located at Av. Paulista 1374 – 15th Floor, São Paulo – SP; and Bradesco Corretora de Títulos e Valores Mobiliários, located at Av. Ipiranga 282 – 13th Floor, São Paulo – SP.

III.	To authorize the Executive Management of the Company to execute all necessary acts to implement the referred operations of grouping of shares and purchase of shares to remain in treasury or for future cancellation, including the contracting of the institutions that will act as intermediaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 21, 2005.	By:	/s/ Daniel de Andrade Gomes
			Name:	Daniel de Andrade Gomes
			Title:	Investor Relations Director